MUZINICH CAPITAL LLC

FINANCIAL STATEMENT

DECEMBER 31, 2020

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The Company's Statement of Financial Condition as of December 31, 2020 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Muzinich Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ludwig 212-888-3413
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name – *if individual, state last, first, middle name*)

234 Summer Circle	Elwood	NY	11731
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael Ludwig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Muzinich Capital LLC, as of December 31st, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary K. Keiley

MARY K KEILEY
Notary Public - State of New York
NO. 01KE6374987
Qualified in New York County
My Commission Expires May 7, 2022

Notary Public

Signature

FinOp

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDER & LINDER ▪ *Certified Public Accountants*

234 Summer Circle, Elwood, NY 11731 (631) 462-1213

Thomas Linder
Gail Linder

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors
Muzinich Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Muzinich Capital LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Muzinich Capital LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the overall the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2008.

Elwood, New York
March 15, 2021

MUZINICH CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$44,771
Prepaid expenses	1,084
Total Assets	**$45,855**

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued expenses	$ 6,000
Member's Equity	39,855
Total Liabilities and Member's Equity	**$45,855**

See accompanying auditors' report and notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Muzinich Capital LLC, (the "Company"), was organized September 2007 and became a registered broker-dealer on June 2, 2008. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was formed to provide private placement services to its clients in connection with various financing transactions.

As a limited liability company, members of the Company shall not be obligated personally for any debts, obligations or liabilities of the Company solely by reason of being a member. The Company shall continue in perpetuity unless the Company is dissolved and its affairs wound up upon the occurrence of certain events defined in the limited liability company operating agreement.

Revenue Recognition

The Company recognizes revenue upon the placement of private financing transactions for its clients when a contract with a customer exists, when a performance obligation has been identified and when the transaction price has been determined.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes

Effective after the acquisition by the majority member, of the interest from the minority member, the Company became a single member limited liability company. Therefore, the Company is classified as a disregarded entity for income tax purposes. As such, there is no provision for Federal and State income taxes as the income or loss of the Company is included in the income tax return of the sole member.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company believes it is no longer subject to Federal, State or other taxing jurisdiction income tax examination for years prior to 2017.

Note 2 - Related Party Transactions

The Company has an administrative services agreement with an affiliate who is the sole member of the Company. The agreement provides that the affiliate shall pay for the following expenses: salaries and benefits, occupancy, office and marketing and allocate them to the Company. Monthly allocations amounted to $1,250. Pursuant to the agreement, such allocation is treated as a capital contribution by the member.

The Company shares office space with its sole member and rental charges are included in the administrative services agreement. Professional standards require all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to lease agreements.

Note 2 - Related Party Transactions (Continued)

Since the Company shares office space with its parent based on a cost share agreement, the standard has no significant effect on the financial statements.

The sole member will provide the Company with sufficient working capital to meet operations and minimum net capital requirements.

Note 3 - Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 4 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $36,032 which exceeded the required minimum net capital by $31,032. Aggregate indebtedness at December 31, 2020 totaled $6,000 and the ratio of aggregate indebtedness to net capital was .17 to 1.

Note 5 - New Accounting Development

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments related to ASC Topic 326 ("ASC 326"), requiring the immediate recognition of management's estimates of current expected credit losses. ASC 326 is effective for fiscal years beginning after December 15, 2019 and has been adopted by the Company for fiscal year ended December 31, 2020.

Note 5 – New accounting Development (Continued)

The Company currently has no assets on its balance sheet that require measurement of credit losses. As such, the Company has determined that there is no material impact on the Company's financials resulting from the adoption of ASC 326.

Note 6 – Contingencies

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the virus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the Unites States, including in each of the areas in which the Company operates. The Company has continued its operations throughout this pandemic and management expects business operations to continue as is for the foreseeable future. The extent to which the outbreak has impacted the Company's operations has not been significant and the Company expects this to remain the case.